EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
March 31, 2010

Income before provision for income taxes and fixed charges (Note A)	$115,339,296

Fixed charges:
Interest on long-term debt	$42,934,789
Interest on short-term debt	790,050
Interest on trust preferred securities	4,250,000
Other interest	(1,195,692)
Rental expense representative of an interest factor (Note B)	5,383,557

Total fixed charges	$52,162,704

Ratio of earnings to fixed charges	2.21X

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).